September 21, 2012

VIA EDGAR

Ms. Linda Cvrkel
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Multi-Color Corporation
Form 10-K for the fiscal year ended March 31, 2012
Filed June 14, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 9, 2012
Definitive Proxy Statement on Schedule 14A
Filed June 22, 2012
File No. 000-16148

Dear Ms. Cvrkel:

We have received and reviewed your letter dated September 13, 2012 related to the above-referenced filings of Multi-Color Corporation (“Multi-Color” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 27

1.
We note your disclosure of your exposure to foreign currency exchange risk. Please revise to disclose quantitative information about the nature of this risk using one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Response:	In future filings, we will include disclosure of our foreign currency exchange risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Note 3. Acquisitions, page 39

2.
We note that in connection with your acquisitions during FY 2011 and FY 2012, you recorded $103,412 of intangible assets related to customer relationships and assigned the majority of those amounts useful lives of 18-20 years. Please tell us how you determined or calculated the fair values of these intangible assets. Also, please tell us how you determined that a useful life of 18-20 years is appropriate for these customer relationships. As part of your response, please tell us how you determined the period of  time over which these assets would continue to generate cash flows to the Company.

Response:
We engaged American Appraisal to assist in the valuation of intangibles for all of our acquisitions in FY2011 and FY2012.  The valuations were conducted in accordance with U.S. GAAP considering the guidance in FASB ASC 805 and ASC 820.  The development of significant assumptions was a collaborative effort between American Appraisal and Company management.

The fair value of customer relationships was established using a form of the income approach known as the excess earnings method.  The excess earnings approach was selected as the best method to capture the subject customers’ expected contribution to future earnings.

The first step in the valuation of the customer relationships was to estimate the future revenue expected from the acquired customer relationships. The forecast of revenue from existing customer relationships was based on the recent year’s sales and assumptions regarding future customer attrition and expected volume and price changes. The attrition rate was based on a study of historical customer turnover information of the entities.

The costs associated with the acquired customer revenues were based on the historical and prospective margins used in the Company’s acquisition models. The margins were applied to the attrition-affected existing customer revenue projections.

To account for the investment in net working capital; property, plant, and equipment; and other intangible assets (e.g., workforce), which the model assumes to be in place, debt-free net income was reduced by an estimated fair rate of return on these contributory assets. Management’s forecast of depreciation and amortization, capital expenditures, and incremental debt-free net working capital for the entire Company was used to estimate the levels of debt-free net working capital and property, plant, and equipment assumed to be in place throughout the model to support the customer relationships. The fair return on debt-free net working capital and property, plant, and equipment employed was estimated based on these levels. According to FASB ASC Topic 805, an assembled workforce is an element of goodwill for accounting and amortization purposes. However, to estimate its contributory charge, an analysis of the replacement cost was performed.

The excess earnings attributable to the acquired customer relationships were discounted to present value using the Company’s weighted average cost of capital (“WACC”) plus a premium (e.g., 50 basis points for the York acquisition). This increment was added to the WACC to reflect the higher rate of return an investor would demand for an intangible asset with higher risk and less liquidity than the Company’s overall weighted average portfolio of assets.  The sum of the estimated excess earnings related to the customer relationships, discounted to present value, plus the tax benefit of amortization, yields the indicated value of the customer relationships.

The remaining economic life of the customer relationships was based on the estimated period of economic benefit to be derived from the asset.  Based on the discounted cash flow analyses utilized to value the customer relationships, the economic life of the asset is approximately 18-20 years. The cash flows (after discounting) expected to be generated by the acquired customer relationships become insignificant approximately 18-20 years subsequent to the acquisition date. The discounted cash flow analysis supports the longevity of customer relationships the acquired companies have experienced with their customers. They have long customer relationships that span several decades, and in some instances customers relationships that date back to their inception.  Multi-Color’s legacy business (prior to the FY2011 and FY2012 acquisitions) also has many long standing customers that date back more than 50 years such as Procter & Gamble and Miller Brewing.  Long customer relationships are typical in the label printing industry.

 Note 8. Debt, page 47

3.
We note your disclosure that you incurred $8,562 of debt issuance costs related to the debt modification which are being deferred and amortized over the life of the amended Credit Facility and in conjunction with the modification to your debt in the third amendment to the Credit Facility, you recorded a charge to interest expense of $490 to write-off certain deferred financing fees. Please tell us how you accounted for these debt modifications in accordance with the guidance in ASC 470-50-40. As part of your response and your revised disclosure, please explain how you determined the debt issuance costs that are being deferred and amortized as well as the amount of the charge to interest expense to write-off certain deferred financing fees in connection with the modification.

Response:
The Company entered into an agreement to acquire 100% of York Label Group on August 26, 2011 and subsequently closed the transaction on October 3, 2011. In order to secure financing for the acquisition, we amended our credit agreement on August 26, 2011.  The material changes to the credit agreement included the addition of a new term loan, an increase to the interest rates, and an extension of the due date to August 2016.

In conjunction with the amendment to the credit agreement, we performed an analysis to determine if the debt modification should be treated as an extinguishment of debt in accordance with ASC 470-50-40 – Derecognition - Extinguishments of Debt and Debt Modifications.  In the first step of the analysis, we divided the credit agreement into three debt instruments:

1)           Revolving Line of Credit - $130 million

2)           Old Term Loan - $17.5 million

3)           New Term Loan - $315 million

We allocated the new loan fees incurred for the modification - $8.5 million - based on the amounts to be borrowed under each of these three debt instruments.  The accounting treatment of the loan fees (deferred or expensed) varied for each debt instrument depending on the outcome of the analysis for each debt instrument.

Separation of debt instruments:

The Company separated the revolving line of credit from the term loans based on the guidance in ASC 470-50-40-21 which refers specifically to modifications to or exchanges of line of credit or revolving debt instruments and implies that the revolving line of credit should be analyzed separately.

The credit agreement allows for two separate draws on the term loan, with the first draw of $50 million occurring when the credit agreement was originally entered into on February 29, 2008.  Per the credit agreement, the second draw of $315 million was allowable anytime between August 26 and November 30, 2011 (this draw was taken on October 3, 2011).  In the analysis, the Company determined that it was reasonable to split the original draw (which had a balance of $17.5 million at the time of modification) from the second larger draw of $315 million for purposes of the debt modification analysis.  The second draw was considered a new debt instrument and not a modification of the term loan.

Treatment as a syndicated loan:

ASC 470-50-55-2 states, “For purposes of applying the guidance in this Subtopic, separate debt instruments exist between the debtor and the individual creditors participating in the syndication.  If an exchange or modification offer is made to all members of the syndicate and only some of the creditors agree to the exchange or modification, the guidance in this Subtopic would be applied to debt instruments held by those creditors that agree to the exchange or modification. Debt instruments held by those creditors that do not agree would not be affected.”

The Company determined that there were two creditors participating in the syndication as part of the original credit facility that chose not to participate in the syndication subsequent to the modification.  As a result, the debt instruments associated with those creditors (a revolving line of credit and Old Term Loan for each) were paid off at the date of modification.  These were considered to be extinguishments of debt and as a result, the portion of the unamortized loan costs from the original credit facility related to those creditors was written off.

For the creditors who were participating in the syndication in the original credit facility and that chose to participate in the syndication subsequent to the modification, the Company determined that the individual revolving line of credit and Old Term Loan amounts committed by the creditors in the original credit agreement were reduced slightly in the amended credit agreement, because several new creditors were added to the syndication.  As such, the guidance in ASC 470-50 was individually applied to each of the debt instruments held by those creditors.

There were no creditors from the original credit facility that did not agree to the modification but stayed in the syndication.

Accounting for loan costs:

Revolving Line of Credit

ASC 470-50-40-21 states that for revolving debt agreements, “if the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement).  If the borrowing capacity of the new arrangement is less than the borrowing capacity of the old arrangement, then: 1) any fees paid to the creditor and any third-party costs incurred shall be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement) and 2) any unamortized deferred costs relating to the old arrangement at the time of the change shall be written off in proportion to the decrease in borrowing capacity of the old arrangement.  The remaining unamortized deferred costs relating to the old arrangement shall be deferred and amortized over the term of the new arrangement.”

The borrowing capacity of each creditor’s individual revolving line of credit under the amended agreement was less than the borrowing capacity of each line under the original agreement.  Therefore in accordance with the guidance stated above, the new fees paid to the creditors and the third-party costs incurred for the amendment were deferred and are being amortized over the term of the amended agreement.  The unamortized deferred costs relating to the original credit facility were written off in proportion to the decrease in each creditor’s revolving commitment.  The remaining unamortized deferred costs relating to the original credit facility were deferred and are being amortized over the term of the Agreement.

Old Term Loan

ASC 470-50 states that if a modification to a debt agreement is substantial, the original debt agreement is considered to be extinguished and the company would record a debt extinguishment gain or loss. In this situation the fees paid to creditors would be written off and the fees paid to third parties (legal fees) would be deferred and amortized over the term of the modified debt agreement. The company would then record the modified debt instrument as a new debt instrument. If a debt modification is not substantial, fees paid to investors should be used to adjust the carrying amount of the debt and amortized over the term of the existing debt. Fees paid to third parties should be expensed as incurred.   In order to determine if the modification is substantial, the company needs to compare the cash flows of the existing debt agreement with the cash flows of the modified debt agreement. If the present value of cash flows under the new debt agreement is at least 10% different from the present value of the remaining cash flows under the existing debt agreement the modification is considered substantial. In preparing the cash flows calculation principal payments, interest payments and payment or receipt of fees at time of modification should be included.

Based on the present value cash flow analysis performed for each creditor in the syndication individually, the cash flows for the Old Term Loan under the modified credit facility compared to the cash flows  under the original credit facility varied by less than 10% for each creditor, therefore the modification was not considered substantial. As a result, the new creditor fees were added to the carrying amount of the debt and are being amortized over five years, the term of the modified debt agreement  and the third party fees incurred for the debit modification were expensed (the amount was $18 thousand and was not included in the $490 thousand charge).  The old third party and creditor fees are being amortized over five years, the term of the modified debt agreement.  In addition, the unamortized deferred costs allocated to creditors no longer participating in the loan syndication were expensed upon modification.

New Term Loan

As the New Term Loan is considered to be a new debt instrument and not a modification of an existing debt instrument, the creditor and third party fees associated with the new term loan will be deferred and amortized over the term of the debt agreement.

Summary of Fees

Below is a summary of the allocation of the fees.

Summary of allocation of fees:
(in thousands)

Total New fees	8,592
Total Old fees (balance as of modification date)	1,729
10,321
Revolving Line of Credit:
Old fees (written off to interest expense due to non participation)	398
Old fees (deferred and amortized over 5 years)	920
New fees (deferred and amortized over 5 years)	2,909

Old Term Loan:
Old fees (written off to interest expense due to non participation)	92
Old fees (deferred and amortized over 5 years)	319
New fees (deferred and amortized over 5 years)	308

New Term Loan:
New fees (deferred and amortized over 5 years)	5,375

Total:	10,321

Note 22. Quarterly Data (Unaudited), page 59

4.
We note your disclosure that fiscal 2012 results include a charge of $1,182 related to the consolidation of the Kansas City, Missouri facility into other existing facilities, and results also include $5,608 of integration expenses related to the acquisition of York. Please revise to specifically disclose the quarter in which any unusual or significant special charges took place during each period presented.

Response:	In future filings we will revise to specifically disclose the quarter in which any unusual or significant special charges took place during each period presented.

 Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Note 12. Goodwill and Intangible Assets, page 19

5.
We note from the analysis of changes in goodwill during the quarter ended June 30, 2012, that the Company recognized an adjustment to goodwill recognized in connection with the York acquisition of $622,000 during the period. Please tell us and revise the notes to the financial statements to explain the nature and timing of the facts or circumstances that resulted in this adjustment to goodwill associated with the York acquisition during the period.

Response:
The York Label Group was acquired in October 2011. As of the Company’s year end (3/31/12), a preliminary purchase price allocation had been performed. The allocation was preliminary as the Company was still in the process of gathering and reviewing information to finalize certain aspects of the underlying calculations.

The $622 thousand adjustment made to goodwill in the first quarter of fiscal 2013 was comprised of two separate adjustments to the Company’s opening balance sheet related to the acquisition of York Label Group.

1)
The Company had revisions to the inputs used in the independent appraisal of the values assigned to Customer Relationships. As a result, the value of Customer Relationships (Intangibles) was increased by $400 thousand and goodwill was decreased by the offsetting $400 thousand.

2)
The other $222 thousand adjustment was a true-up to inventory reserved in the opening balance sheet to goodwill.  There was a portion of the inventory that, based on the best information available at time, was fully reserved in the opening balance sheet. Upon a detailed review completed in the first quarter of fiscal 2013 it was determined that a portion of this inventory could be used in operations.  As the measurement period was still open, the Company recorded an adjustment to reduce the inventory reserve and goodwill by $222 thousand.

Report on Form 8-K dated August 7, 2012

6.
We note from the press release included as an exhibit to your report on Form 8-K that you disclose various non-GAAP measures including adjusted net income attributable to Multi-Color Corporation, adjusted gross profit, adjusted operating income, and adjusted SG&A expenses. In addition to providing a reconciliation of these non-GAAP measures to most comparable GAAP measure, please revise to also disclose why management believes presentation of each of these non-GAAP measures is meaningful and useful to investors.

Response:
In future filings we will provide a reconciliation of these non-GAAP measures to most comparable GAAP measures and disclose why management believes presentation of each of these non-GAAP measures is meaningful and useful to investors.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Bonus Compensation, page 35

7.
Please refer to comment 11 in our letter to you dated March 26, 2010 and your response thereto dated August 9, 2010. In your response, you indicated that you would include quantitative information about performance targets related to your annual incentive bonuses in your future filings. However, it does not appear that you have provided such information for your annual bonuses for the 2012 fiscal year. Please amend Item 11 of your Form 10-K to provide quantitative information about the targets against which you measured the performance of your named executive officers in order to determine actual bonus amounts paid, including targets related to operating profit and any other metrics utilized for the 2012 fiscal year. Please also disclose the actual results achieved as compared to the performance targets and how the actual performance resulted in a particular annual bonus amount.

Response:
We will amend Item 11 of our Form 10-K by including the following:  “For fiscal year 2012, the potential bonus ranges (as a percentage of base salary) for Mr. Vinecombe and Ms. Birkett are 0% to 112.5% and 0% to 75%, respectively, based on target bonuses (as a percentage of base salary) of 75% and 50%, respectively. The performance goals for Mr. Vinecombe and Ms. Birkett include goals related to minimum operating profit and year-over-year growth in operating profit, excluding acquisitions made during the fiscal year. Operating profit for the purposes of the bonus calculation is defined as the operating profit used for U.S. GAAP reporting less the impact of acquisitions and acquisition-related expenses occurring during the year, the impact of amortization expense and the impact of other special items occurring in fiscal 2011.   Specifically, for either of Mr. Vinecombe or Ms. Birkett to earn any bonus for fiscal year 2012, the Company’s minimum operating profit as a percentage to sales must exceed 10%, excluding acquisitions made during the fiscal year. Once this threshold is met, Mr. Vinecombe and Ms. Birkett are each eligible to receive between 0% and 150% of their target bonus as follows: 0% for less than 5% growth year-over-year; 50% for 5% growth year-over-year; 100% for 10% growth year-over-year; and 150% for 15% growth year-over-year, excluding acquisitions made during the fiscal year. Where year-over-year growth is between these thresholds, bonus amounts are pro-rated on a straight-line basis.  Because the Company’s year-over-year growth in operating profit was  greater than 15%, both Mr. Vinecombe and Ms. Birkett earned 150% of their target bonus, or the maximum of their potential bonus ranges, which, for Mr. Vinecombe, was $562,500.00 and, for Ms. Birkett, was $201,634.50.

In addition, for fiscal year 2012, Mr. Vinecombe and Ms. Birkett were each eligible to receive a one-time integration bonus for synergy savings achieved on a pro-rata basis against a target of $10,000,000.00 in relation to the Company’s recently completed York Label acquisition.  Mr. Vinecombe and Ms. Birkett received integration bonuses of $150,000.00 and $53,769.00, respectively, which bonus amounts represent 80.4% of their maximum potential integration bonuses.”

Summary Compensation Table, page 38

8.
We note that you have only included information in this section and your compensation discussion and analysis regarding two named executive officers. Please provide us the basis supporting your conclusion that you did not have any other named executive officers for the 2012 fiscal year. We note, in particular, that you identify various Vice Presidents and divisional Presidents in your most recent annual report. Refer to Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7.

Response:
Our principal executive officer and principal financial officer were the only employees of the Company who were serving as executive officers (as defined by Exchange Act Rule 3b-7) at the end of the last completed fiscal year. None of the other officers identified in the most recent annual report performs any policy making function or otherwise satisfies the criteria in Exchange Act Rule 3b-7.  We shall be mindful of the requirements of Item 402(a)(3)(iii) in future reports.

9.
We note that you have included the annual incentive bonus awards in the “Bonus” column of this table. Please revise to include these amounts in the “Non-Equity Incentive Plan Compensation” column or explain why you believe inclusion in the “Bonus” column is appropriate. Please also revise your Grants of Plan-Based Awards table to include the required information related to these non-equity incentive plan awards. Refer to Items 402(c)(2)(vii) and (d)(2)(iii) of Regulation S-K.

Response:	We will revise the Summary Compensation Table and Grants of Plan-Based Awards Table by including the requested information and file the revised tables as follows:

“Summary Compensation Table

The following table sets forth certain information concerning compensation of the Company’s named executive officers for the fiscal years ended March 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)(2)	Stock Option Awards (2)(3)	Non-Equity Incentive Plan Compensation(4)	All Other(5)	Total

Nigel A. Vinecombe Chief Executive Officer and President (6)	2012 2011 2010	$500,000 $452,308 $276,250	-- -- --	-- -- --	$109,100 -- $198,300	$712,500 -- --	$59,000 $53,529 $68,904	$ $ $	1,380,600 505,837 543,454

Sharon E. Birkett Vice President Finance, Chief Financial and Accounting Officer and Secretary (7)	2012 2011	$268,846 $219,615	-- --	-- --	$54,550 $73,935	$255,404 --	$11,486 $43,418	$ $	590,286 336,968

(1)	This column represents the fair market value on the date of grant of restricted stock grants computed in accordance with FASB ASC Topic 718.

(2)
This column represents the fair market value on the date of grant of stock option awards computed in accordance with FASB ASC Topic 718.  The dollar amount in 2010 for Mr. Vinecombe has been restated from the prior year proxy statement to present it on a consistent basis with 2011.  The numbers in the prior year proxy statement were based on the dollar amount recognized for financial statement purposes in the Company’s consolidated statement of income.

(3)
For additional information on the valuation assumptions with respect to the 2012, 2011 and 2010 grants, please refer to note 15 of the Company’s financial statements included in the Annual Report on Form 10-K for the year ended March 31, 2012 filed with the SEC.  These amounts reflect the fair market value on the date of grant computed in accordance with FASB ASC Topic 718 and do not correspond to the actual value that will be recognized by the named executive officers or the amount of expense that was recognized in the above years in the Company’s consolidated statement of income.

(4)
Non-equity Incentive Plan Compensation was based on the achievement by the named executive officer of performance targets established by the Compensation Committee, as described above in “Compensation Discussion and Analysis – Annual Incentive Bonus Compensation.”  The bonus also includes a one-time integration bonus payment related to the York Label acquisition in the amount of $150,000 for Mr. Vinecombe and $53,769 for Ms. Birkett.

(5)
Ms. Birkett and Mr. Vinecombe received perquisites for housing reimbursements in excess of $25,000 for the years ended March 31, 2011 and 2010, respectively.  Mr. Vinecombe’s housing reimbursement was $33,201 in the 2010 fiscal year and Ms. Birkett’s was $35,843 in the 2011 fiscal year.  This column also reflects car allowances, 401(k) matching contributions and, with respect to Mr. Vinecombe, a pension (superannuation) contribution.  Superannuation payments are not enhanced or accelerated by a termination of employment or change of control.

(6)
Mr. Vinecombe became the Company’s President and Chief Executive Officer effective as of the close of business on June 15, 2010.  Mr. Vinecombe served as Chief Operating Officer of the Company from May 6, 2009 to June 15, 2010.  During a portion of the 2010 fiscal year, Mr. Vinecombe was employed in Australia and paid in Australian dollars.  In calculating the U.S. dollar equivalent amount for disclosure purposes with respect to amounts paid in the 2010 fiscal year, the Company used a conversion rate of .8521, to convert these amounts from Australian dollars to U.S. dollars.  The conversion rate for the 2010 fiscal year was based on the average exchange rate for the 12 months ended March 31, 2010 (computed using the daily rate according to the Wall Street Journal which was then averaged for the year).

(7)
Ms. Birkett, 46, was promoted to Vice President Finance and Chief Financial and Accounting Officer in July 2010.  Ms. Birkett served as Vice President Corporate Controller of Multi-Color from February 2010 to July 2010, and as Vice President Finance of the International Business Unit of Multi-Color from February 2008 until February 2010.  From 2003 to 2008, she served as Chief Financial Officer of Collotype International Holdings Pty Ltd, a privately-held Australian wine label manufacturer.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards made to the Company’s named executive officers for the 2012 fiscal year.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Restricted Stock Awards: Number of Securities	Grant Date Fair Value	Options Granted; No. of Securities(1)	Exercise Price of Option Awards per Share	Grant Date Fair Value(2)
		Threshold ($)(3)	Target ($)	Maximum ($)
Nigel A. Vinecombe	--	--	$562,500	$750,000	--	--	--	--	--
	5/12/2011	--	--	--	--	--	10,000	$23.35	$109,100

Sharon E. Birkett	--	--	$201,635	$268,846	--	--	--	--	--
	5/12/2011	--	--	--	--	--	5,000	$23.35	$54,550

(1)
This column shows the options granted in the 2012 fiscal year to named executive officers pursuant to the 2003 Stock Incentive Plan.  These options vest in five equal annual installments commencing on the first anniversary of the date of grant.

(2)
Represents the fair value of the option on the date of grant computed in accordance with FASB ASC Topic 718.  For additional information on the valuation assumptions with respect to the grants, please refer to note 15 of the Company’s financial statements included in the Annual Report on Form 10-K for the year ended March 31, 2012 filed with the SEC.

(3)	No threshold bonus amounts were set with respect to non-equity incentive plan awards granted for fiscal 2012 performance.”

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments.  Multi-Color appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 345-5311.

Sincerely, MULTI-COLOR CORPORATION

By:	/s/ Sharon E. Birkett
Sharon E. Birkett, Vice President,
Chief Financial Officer

cc:	F. Mark Reuter